EXHIBIT 99.1

January 26, 2022

Mr. Craig Kauffman
Chief Executive Officer
Codorus Valley Bancorp, Inc.
105 Leader Heights Road
York, PA 17405

VIA EMAIL

Craig,

I recently came across an article (paid for by Codorus Valley Bancorp, Inc. (“CVLY”)) in which you criticized consolidation in the banking industry, stating “Most times, these transactions eroded client service and diminished investment in the communities they served.”1

Based on your statement, it would appear that (i) you have a fundamental bias against consolidation in the banking industry, (ii) you have committed CVLY to abstain from participating in any consolidation (a commitment that you have no right to make) and (iii) you consider your (and CVLY’s) primary obligation is to customers and communities, not the shareholders that own CVLY and elect its directors.

Quite frankly, I don’t think you have any understanding that CVLY shareholders expect a return on their investment, nor do I think you have the type of “owner” mentality necessary to create shareholder value.

For the record, as an owner, I think paying for such a puff piece is a complete waste of money and it further confirms my view that you neither think like an owner nor are sensitive to their concerns.

Very truly yours,

/s/ J. Abbott R. Cooper

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1https://ouryorkmedia.com/stories/craig-kauffman-sees-peoplesbank-as-a-nimble-partner-in-communities/.

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